                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                         DREAMWORKS ANIMATION SKG, INC.
                  ---------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK (PAR VALUE $.01 PER SHARE)
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   26153 10 3
                             ----------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2004
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           [_] Rule 13d-1(b)

                           [_] Rule 13d-1(c)

                           [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26153 10 3                    13G

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JEFFREY KATZENBERG

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [x]
                                                              (b) [ ]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                       5.       SOLE VOTING POWER

        NUMBER OF               0
         SHARES        ---------------------------------------------------------
      BENEFICIALLY     6.       SHARED VOTING POWER
        OWNED BY
         EACH                   59,712,991 (1)
       REPORTING       ---------------------------------------------------------
        PERSON         7.       SOLE DISPOSITIVE POWER
         WITH
                                0
                       ---------------------------------------------------------
                       8.       SHARED DISPOSITIVE POWER

                                61,511,884 (2)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      61,511,884 (2)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      58.5% (3)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      IN

CUSIP NO. 26153 10 3                    13G

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      M&J K B LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [x]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                       5.       SOLE VOTING POWER

        NUMBER OF               0
         SHARES        ---------------------------------------------------------
      BENEFICIALLY     6.       SHARED VOTING POWER
        OWNED BY
         EACH                   59,712,991 (1)
       REPORTING       ---------------------------------------------------------
        PERSON         7.       SOLE DISPOSITIVE POWER
         WITH
                                0
                       ---------------------------------------------------------
                       8.       SHARED DISPOSITIVE POWER

                                61,511,884 (2)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      61,511,884 (2)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      58.5% (3)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      PN

CUSIP NO. 26153 10 3                    13G

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      M&J K DREAM LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [x]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                       5.       SOLE VOTING POWER

        NUMBER OF               0
         SHARES        ---------------------------------------------------------
      BENEFICIALLY     6.       SHARED VOTING POWER
        OWNED BY
          EACH                  59,712,991 (1)
        REPORTING      ---------------------------------------------------------
         PERSON        7.       SOLE DISPOSITIVE POWER
          WITH
                                0
                       ---------------------------------------------------------
                       8.       SHARED DISPOSITIVE POWER

                                61,511,884 (2)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      61,511,884 (2)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                              [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      58.5% (3)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      PN

CUSIP NO. 26153 10 3                    13G

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      M&J K DREAM CORP.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                       5.       SOLE VOTING POWER

        NUMBER OF               0
         SHARES        ---------------------------------------------------------
      BENEFICIALLY     6.       SHARED VOTING POWER
        OWNED BY
         EACH                   59,712,991 (1)
       REPORTING       ---------------------------------------------------------
        PERSON         7.       SOLE DISPOSITIVE POWER
         WITH
                                0
                       ---------------------------------------------------------
                       8.       SHARED DISPOSITIVE POWER

                                61,511,884 (2)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      61,511,884 (2)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                              [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      58.5% (3)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      CO

CUSIP NO. 26153 10 3                    13G

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THE JK ANNUITY TRUST
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [x]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                       5.       SOLE VOTING POWER

        NUMBER OF               0
         SHARES        ---------------------------------------------------------
      BENEFICIALLY     6.       SHARED VOTING POWER
        OWNED BY
         EACH                   59,712,991 (1)
       REPORTING       ---------------------------------------------------------
        PERSON         7.       SOLE DISPOSITIVE POWER
         WITH
                                0
                       ---------------------------------------------------------
                       8.       SHARED DISPOSITIVE POWER

                                61,511,884 (2)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      61,511,884 (2)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                            [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      58.5% (3)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      OO

CUSIP NO. 26153 10 3                    13G

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THE MK ANNUITY TRUST
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)  [x]
                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                       5.       SOLE VOTING POWER

        NUMBER OF               0
         SHARES        ---------------------------------------------------------
      BENEFICIALLY     6.       SHARED VOTING POWER
        OWNED BY
         EACH                   59,712,991 (1)
       REPORTING       ---------------------------------------------------------
        PERSON         7.       SOLE DISPOSITIVE POWER
         WITH
                                0
                       ---------------------------------------------------------
                       8.       SHARED DISPOSITIVE POWER

                                61,511,884 (2)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      61,511,884 (2)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                             [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      58.5% (3)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      OO

CUSIP NO. 26153 10 3                    13G

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THE KATZENBERG 1994 IRREVCABLE TRUST
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                       5.       SOLE VOTING POWER

        NUMBER OF               0
         SHARES        ---------------------------------------------------------
      BENEFICIALLY     6.       SHARED VOTING POWER
        OWNED BY
         EACH                   59,712,991 (1)
       REPORTING       ---------------------------------------------------------
        PERSON         7.       SOLE DISPOSITIVE POWER
         WITH
                                0
                       ---------------------------------------------------------
                       8.       SHARED DISPOSITIVE POWER

                                61,511,884 (2)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      61,511,884 (2)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      58.5% (3)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      OO

CUSIP NO. 26153 10 3                    13G

(1) Mr. Katzenberg and entities controlled by him (including M&J K Dream Limited Partnership ("M&J K Dream"), M&J K B Limited Partnership ("M&J K B"), M&J K Dream Corp., The JK Annuity Trust, The MK Annuity Trust, and Katzenberg 1994 Irrevocable Trust (such entities, together with Mr. Katzenberg, being herein referred to as the "Katzenberg Stockholders")) are parties to two separate stockholder agreements governing the voting of all shares of common stock of DreamWorks Animation SKG, Inc. (the "Company") held of record by the respective parties thereto and certain entities controlled by them. These stockholder agreements are (i) the Stockholder Agreement, dated as of October 27, 2004 (the "Vulcan Stockholder Agreement"), among the Company, DWA Escrow LLLP ("DWA Escrow"), the Katzenberg Stockholders (other than M&J K Dream Corp.), DG-DW, L.P. ("DG-DW"), DW Investment II, Inc. ("DWI II"), David Geffen and Paul Allen and (ii) the Stockholder Agreement, dated as of October 27, 2004 (the "Class B Stockholder Agreement"), among DWA Escrow, the Katzenberg Stockholders, DG-DW, and David Geffen.

      In addition, M&J K B is a general partner of, and M&J K Dream is a limited partner of, DWA Escrow, a limited liability limited partnership formed in connection with the Company's initial public offering. The Limited Liability Limited Partnership Agreement of DWA Escrow, dated as of October 27, 2004 (the "DWA Escrow LLLP Agreement") provides that M&J K B and DG-DW, as general partners, share voting and dispositive power over all shares of the Company's common stock held by DWA Escrow.

      The aggregate share number indicated above reflects the total of the number of shares of the Company's common stock held of record by (i) each of the parties to the Vulcan Stockholder Agreement, (ii) each of the parties to the Class B Stockholder Agreement, (iii) DWA Escrow and (iv) DreamWorks L.L.C., a Delaware limited liability company controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen. The total of 59,712,991 shares includes:

      - 618,571 shares of Class A Restricted Stock and 577,040 shares of Class B Common Stock held of record by Jeffrey Katzenberg, M&J K B and M&J K Dream;

      - 577,040 shares of Class B Common Stock held of record by DG-DW, an entity controlled by David Geffen;

      - 7,726,076 shares of Class A Common Stock and one share of Class C Common Stock held of record by DWI II, an entity controlled by Paul Allen;

      - 49,688,334 shares of Class B Common Stock held of record by DWA Escrow; and

      -     525,929 shares of Class A Common Stock held of record by DreamWorks
            L.L.C.

      The Katzenberg Stockholders expressly disclaim beneficial ownership of
(i) all shares of the Company's common stock owned by all other parties to the DWA Escrow LLLP Agreement, the Vulcan Stockholder Agreement and the Class B Stockholder Agreement and (ii) shares of the Company's common stock held by DreamWorks L.L.C. in which they have no pecuniary interest, and the inclusion of such shares in this report shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

CUSIP NO. 26153 10 3                    13G

(2) In connection with the Company's separation from DreamWorks L.L.C., members of DreamWorks L.L.C. entered into an agreement (the "Formation Agreement"), dated as of October 27, 2004, governing, among other things, their receipt of shares of the Company's common stock in exchange for limited liability company interests in DreamWorks Animation L.L.C. The Formation Agreement is also the agreement whereby M&J K Dream, M&J K B, DG-DW, DWI II, DW Lips, L.P. (an entity controlled by Steven Spielberg ("DW Lips")), Lee Entertainment, L.L.C. ("Lee") and Vivendi Universal Entertainment LLLP (collectively, the "Holdco Partners") agreed to contribute a portion of the Company's common stock they received in the separation to DWA Escrow in exchange for partnership interests in DWA Escrow. Please see "Related Party Agreements -- Formation Agreement and Holdco Arrangement" in the Prospectus, dated October 27, 2004, filed by the Company with the SEC in connection with its initial public offering for a more detailed description of the aforementioned transactions.

      Certain provisions of the Formation Agreement place certain restrictions on the ability of each of the Holdco Partners to dispose of, and to purchase, shares of the Company's common stock. As a result of these provisions, certain of the Holdco Partners and DWA Escrow may be deemed to share dispositive power over all other shares of the Company's common stock owned directly or indirectly by each other Holdco Partner and DWA Escrow. The aggregate of 61,511,884 shares indicated in Row 8 includes:

      - the 59,712,991 shares of common stock reported in Row 6 above, in the amounts indicated for each stockholder;

      -     577,040 shares of Class A Common Stock held of record by DW Lips;
            and

      -     1,221,853 shares of Class A Common Stock held of record by Lee.

      The Katzenberg Stockholders expressly disclaim beneficial ownership of all shares of the Company's common stock owned by all other Holdco Partners, and the inclusion of such shares in this report shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(3) For purposes of this calculation, the aggregate of 50,842,414 shares of Class B Common Stock held of record by DWA Escrow, M&J K B, M&J K Dream and DG-DW have been deemed to be outstanding shares of Class A Common Stock in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. Shares of Class B common stock are immediately convertible into shares of Class A Common Stock on a one-for-one basis and do not expire.

Item 1(a).  Name of Issuer:

                  DREAMWORKS ANIMATION SKG, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  1000 FLOWER STREET
                  GLENDALE, CA 91201

Item 2(a).  Name of Persons Filing:

                  JEFFREY KATZENBERG
                  M&J K DREAM LIMITED PARTNERSHIP
                  M&J K B LIMITED PARTNERSHIP
                  M&J K DREAM CORP.
                  THE JK ANNUITY TRUST
                  THE MK ANNUITY TRUST
                  KATZENBERG 1994 IRREVOCABLE TRUST

Item 2(b).  Address of Principal Business Office or, if none, Residence:

                  JEFFREY KATZENBERG
                  C/O DREAMWORKS ANIMATION SKG, INC.
                  1000 FLOWER STREET
                  GLENDALE, CA 91201

                  M&J K DREAM LIMITED PARTNERSHIP
                  C/O DREAMWORKS L.L.C.
                  100 UNIVERSAL PLAZA
                  BUNGALOW 477
                  UNIVERSAL CITY, CA 91608
                  ATTN: JEFFREY KATZENBERG

                  M&J K B LIMITED PARTNERSHIP
                  C/O DREAMWORKS L.L.C.
                  100 UNIVERSAL PLAZA
                  BUNGALOW 477
                  UNIVERSAL CITY, CA 91608
                  ATTN: JEFFREY KATZENBERG

                  M&J K DREAM CORP.
                  C/O DREAMWORKS L.L.C.
                  100 UNIVERSAL PLAZA
                  BUNGALOW 477

                  UNIVERSAL CITY, CA 91608
                  ATTN: JEFFREY KATZENBERG

                  THE JK ANNUITY TRUST
                  C/O DREAMWORKS L.L.C.
                  100 UNIVERSAL PLAZA
                  BUNGALOW 477
                  UNIVERSAL CITY, CA 91608
                  ATTN: JEFFREY KATZENBERG

                  THE MK ANNUITY TRUST
                  C/O DREAMWORKS L.L.C.
                  100 UNIVERSAL PLAZA
                  BUNGALOW 477
                  UNIVERSAL CITY, CA 91608
                  ATTN: JEFFREY KATZENBERG

                  KATZENBERG 1994 IRREVOCABLE TRUST
                  C/O DREAMWORKS L.L.C.
                  100 UNIVERSAL PLAZA
                  BUNGALOW 477
                  UNIVERSAL CITY, CA 91608
                  ATTN: JEFFREY KATZENBERG

Item 2(c).  Citizenship:

                  JEFFREY KATZENBERG -- U.S.A.
                  M&J K DREAM LIMITED PARTNERSHIP -- DELAWARE
                  M&J K B LIMITED PARTNERSHIP -- DELAWARE
                  M&J K DREAM CORP. -- DELAWARE
                  THE JK ANNUITY TRUST -- [ ]
                  THE MK ANNUITY TRUST -- [ ]
                  KATZENBERG 1994 IRREVOCABLE TRUST --  [ ]

Item 2(d).  Title of Class of Securities:

                  CLASS A COMMON STOCK, PAR VALUE $.01 PER
                  SHARE

Item 2(e).  CUSIP Number:

                  26153 10 3

Item 3.     NOT APPLICABLE. THIS SCHEDULE 13G IS FILED
                    PURSUANT TO RULE 13D-1(D).

Item 4.     Ownership

            (a).  Amount beneficially owned:

                  SEE THE RESPONSES TO ITEM 9 ON THE ATTACHED
                  COVER PAGES.

            (b).  Percent of Class:

                  SEE THE RESPONSES TO ITEM 11 ON THE ATTACHED COVER PAGES.

            (c).  Number of shares as to which such person has:

                  (i). Sole power to vote or to direct the vote: SEE THE RESPONSES TO ITEM 5 ON THE ATTACHED COVER PAGES.

                  (ii). Shared power to vote or to direct the vote: SEE THE RESPONSES TO ITEM 6 ON THE ATTACHED COVER PAGES.

                  (iii). Sole power to dispose or to direct the disposition of:
                  SEE THE RESPONSES TO ITEM 7 ON THE ATTACHED COVER PAGES.

                  (iv). Shared power to dispose or to direct the disposition of:
                  SEE THE RESPONSES TO ITEM 8 ON THE ATTACHED COVER PAGES.

Item 5.     Ownership of Five Percent or Less of a Class

                  IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                  NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                  NOT APPLICABLE

Item 8.     Identification and Classification of Members of the Group

                  THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF
                  A GROUP BASED ON VOTING AND DISPOSITION
                  ARRANGEMENTS IN THE FORMATION AGREEMENT,
                  DATED AS OF OCTOBER 27, 2004 AND THE LIMITED
                  PARTNERSHIP AGREEMENT OF DWA ESCROW LLLP,
                  DATED AS OF OCTOBER 27, 2004:

                  M&J K B LIMITED PARTNERSHIP
                  M&J K DREAM LIMITED PARTNERSHIP
                  DG-DW, L.P.
                  DW LIPS, L.P.
                  DW INVESTMENT II, INC.
                  LEE ENTERTAINMENT, L.L.C.
                  DWA ESCROW LLLP

                  THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF
                  A GROUP BASED ON VOTING AND DISPOSITION
                  ARRANGEMENTS IN A STOCKHOLDER AGREEMENT
                  (THE "VULCAN STOCKHOLDER AGREEMENT"),
                  DATED AS OF OCTOBER 27, 2004:

                  JEFFREY KATZENBERG
                  M&J K DREAM LIMITED PARTNERSHIP
                  M&J K B LIMITED PARTNERSHIP
                  THE JK ANNUITY TRUST
                  THE MK ANNUITY TRUST
                  KATZENBERG 1994 IRREVOCABLE TRUST
                  DAVID GEFFEN
                  DG-DW, L.P.
                  PAUL ALLEN
                  DW INVESTMENT II, INC.
                  DWA ESCROW LLLP

                  THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF
                  A GROUP BASED ON VOTING AND DISPOSITION
                  ARRANGEMENTS IN A STOCKHOLDER AGREEMENT
                  (THE "CLASS B STOCKHOLDER AGREEMENT"),
                  DATED AS OF OCTOBER 27, 2004:

                  JEFFREY KATZENBERG
                  M&J K DREAM LIMITED PARTNERSHIP
                  M&J K B LIMITED PARTNERSHIP
                  THE JK ANNUITY TRUST
                  THE MK ANNUITY TRUST
                  KATZENBERG 1994 IRREVOCABLE TRUST
                  DAVID GEFFEN
                  DG-DW, L.P.
                  DWA ESCROW LLLP

Item 9.     Notice of Dissolution of Group

                 NOT APPLICABLE

Item 10.    Certifications

                  NOT APPLICABLE

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

                                 JEFFREY KATZENBERG

                                      by
                                          /s/ Jeffrey Katzenberg
                                         ------------------------
                                         Name:  Jeffrey Katzenberg


                                 M&J K B LIMITED PARTNERSHIP,

                                      by
                                          /s/ Jeffrey Katzenberg
                                         ------------------------
                                         Name:  Jeffrey Katzenberg
                                         Title: President of its General
                                                Partner, M&J K Dream Corp.

                                 M&J K DREAM LIMITED PARTNERSHIP,

                                      by
                                          /s/ Jeffrey Katzenberg
                                         ------------------------
                                         Name:  Jeffrey Katzenberg
                                         Title: President of its General
                                                Partner, M&J K Dream Corp.

                                 M&J K DREAM CORP.,

                                      by
                                          /s/ Jeffrey Katzenberg
                                         ------------------------
                                         Name:  Jeffrey Katzenberg
                                         Title: President

                                 THE JK ANNUITY TRUST

                                      by
                                          /s/ Jeffrey Katzenberg
                                         ------------------------
                                         Name:  Jeffrey Katzenberg
                                         Title: Trustee

                                 THE MK ANNUITY TRUST

                                      by
                                          /s/ Jeffrey Katzenberg
                                         ------------------------
                                         Name:  Jeffrey Katzenberg
                                         Title: Trustee

                                 KATZENBERG 1994 IRREVOCABLE TRUST

                                     by
                                         /s/ Michael Rutman, Attorney in
                                          fact for Gerald Breslauer
                                        ------------------------------------
                                        Name:  Gerald Breslauer
                                        Title: Trustee

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common stock, par value $.01 per share, of Dreamworks Animation SKG, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

      The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

                            (Signature Page Follows)

                                     SIGNATURES

      In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2005.

                                   JEFFREY KATZENBERG

                                        by
                                              /s/ Jeffrey Katzenberg
                                             ------------------------
                                             Name:  Jeffrey Katzenberg


                                   M&J K B LIMITED PARTNERSHIP,

                                        by
                                              /s/ Jeffrey Katzenberg
                                             ------------------------
                                             Name:  Jeffrey Katzenberg
                                             Title: President of its General
                                                    Partner M&J K Dream Corp.

                                   M&J K DREAM LIMITED PARTNERSHIP,

                                        by
                                              /s/ Jeffrey Katzenberg
                                             ------------------------
                                             Name:  Jeffrey Katzenberg
                                             Title: President of its General
                                                    Partner M&J K Dream Corp.

                                   M&J K DREAM CORP.,

                                        by
                                              /s/ Jeffrey Katzenberg
                                             ------------------------
                                             Name:  Jeffrey Katzenberg
                                             Title: President

                                   THE JK ANNUITY TRUST

                                        by
                                              /s/ Jeffrey Katzenberg
                                             ------------------------
                                             Name:  Jeffrey Katzenberg
                                             Title: Trustee

                                   THE MK ANNUITY TRUST

                                        by
                                              /s/ Jeffrey Katzenberg
                                             ------------------------
                                             Name:  Jeffrey Katzenberg
                                             Title: Trustee

                                   KATZENBERG 1994 IRREVOCABLE TRUST

                                        by
                                              /s/ Michael Rutman, Attorney in
                                              fact for Gerald Breslauer
                                             ----------------------------------
                                             Name:  Gerald Breslauer
                                             Title: Trustee